Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, YOU SHOULD CONSULT YOUR INVESTMENT ADVISOR, STOCKBROKER, BANK MANAGER, ACCOUNTANT, LAWYER OR OTHER PROFESSIONAL ADVISOR.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, WiLAN or its agents may, in WiLAN’s sole discretion, take such action as WiLAN may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

October 13, 2011
NOTICE OF EXTENSION AND VARIATION
by

Wi-LAN Inc.

in respect of its
OFFER TO PURCHASE
all of the outstanding Common Shares of

MOSAID Technologies Incorporated

on the basis of
$38.00 in cash per Common Share

On October 13, 2011, Wi-LAN Inc. (“WiLAN”), by notice delivered to Kingsdale Shareholder Services Inc. (the “Depositary and Information Agent”), extended and varied its offer dated August 23, 2011 (the “Offer”), as amended by the notice of extension and variation dated September 28, 2011 (the “Prior Notice”), to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares (“MOSAID Shares”) of MOSAID Technologies Incorporated (“MOSAID”) (together with associated rights issued and outstanding under MOSAID’s Shareholder Rights Plan (“SRP Rights”)), other than any MOSAID Shares owned, directly or indirectly, by WiLAN and its affiliates and including MOSAID Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options issued under MOSAID’s Option Plan (“Options”) or other rights to acquire MOSAID Shares (other than SRP Rights) to, among other things, extend the Offer until 5:00 p.m. (Eastern time) on November 1, 2011, unless the Offer is further extended or withdrawn.

The Offer, as extended and varied, will be open for acceptance until 5:00 p.m. (Eastern time) on November 1, 2011 (the “Expiry Time”), unless the Offer is further extended or withdrawn.

Holders of MOSAID Shares (each, a “Shareholder” and collectively, the “Shareholders”) who have validly deposited (and not withdrawn) their MOSAID Shares to the Offer need take no further action to accept the Offer.

Shareholders who wish to accept the Offer must properly complete and duly execute the letter of transmittal printed on YELLOW paper (the “Letter of Transmittal”) that accompanied WiLAN’s Offer to Purchase and Circular dated August 23, 2011 (the “Offer and Circular”) or a manually signed facsimile thereof and deposit it at or prior to the Expiry Time, together with certificate(s) representing their MOSAID Shares and all other required documents, with the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal.

Alternatively, Shareholders may: (a) accept the Offer by following the procedures for book-entry transfer of MOSAID Shares described under “Manner of Acceptance – Acceptance by Book-Entry Transfer” in Section 3 of the Offer to Purchase; or (b) accept the Offer where the certificate(s) representing the MOSAID Shares are not immediately available, the Shareholder cannot complete the procedure for book-entry transfer of the MOSAID Shares on a timely basis, or the certificate(s) and all other required documents cannot be delivered to the Depositary and Information Agent prior to the Expiry Time, by following the procedures for guaranteed delivery described under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase using the notice of guaranteed delivery printed on PINK paper (the “Notice of Guaranteed Delivery”) that accompanied the Offer and Circular or a manually signed facsimile thereof.

Shareholders whose MOSAID Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer to take the necessary steps to be able to deposit such MOSAID Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their respective brokers or other intermediaries promptly if they wish to tender to the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their MOSAID Shares directly with the Depositary and Information Agent or if they make use of the facilities of a Dealer Manager or a member of the Soliciting Dealer Group to accept the Offer. However, a broker or nominee through whom a Shareholder owns MOSAID Shares may charge a fee to tender such MOSAID Shares. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

Questions and requests for assistance may be directed to the Depositary and Information Agent or to Canaccord Genuity Corp. or CIBC World Markets Inc. (collectively, the “Dealer Managers”). Contact details for such persons may be found on the last page of this document. Additional copies of this Notice of Extension and Variation, the Prior Notice, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary and Information Agent or the Dealer Managers at their respective addresses shown on the last page of this document. Additionally, PDF copies of this Notice of Extension and Variation, the Prior Notice, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be found at the Canadian Securities Administrators’ SEDAR website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, such website is incorporated by reference in this Notice of Extension and Variation unless expressly incorporated by reference.

This Notice of Extension and Variation does not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, securityholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, WiLAN or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to securityholders in any such jurisdiction.

The Depositary and Information Agent for the Offer is:	The Dealer Managers for the Offer are:

Kingsdale Shareholder Services Inc.	Canaccord Genuity Corp.	CIBC World Markets Inc.

NOTICE TO NON-CANADIAN RESIDENTS

The Offer is being made for the securities of a Canadian issuer. The Offer and Circular are subject to, and have been prepared in accordance with, applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States and may differ from those in other jurisdictions. The Offer is generally not subject to U.S. tender offer rules provided by Rule 14d-1(c).

The enforcement by Shareholders of civil liabilities under United States federal securities Laws or those in other jurisdictions may be affected adversely by the fact that each of WiLAN and MOSAID are governed by the Laws of Canada, that the majority of the officers and directors of each of WiLAN and MOSAID reside in Canada, that the Depositary and Information Agent and some or all of the experts named in the Offer and Circular may be residents of jurisdictions of Canada and that all or a substantial portion of the assets of WiLAN, MOSAID and the other above-mentioned persons are located in Canada. You may not be able to sue WiLAN or its officers or directors in a Canadian court for violations of non-Canadian securities Laws. It may be difficult to compel WiLAN or its officers or directors to subject themselves to a U.S. or your local court’s judgment.

Shareholders in the United States should be aware that the disposition of MOSAID Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Offer and Circular and such Shareholders are urged to consult their tax advisors. See “Principal Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in Sections 17 and 18 of the Circular, respectively.

Shareholders in the United States should be aware that WiLAN and its affiliates and any joint actors, directly or indirectly, may bid for or may make purchases of MOSAID Shares during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NOTICE TO HOLDERS OF MOSAID OPTIONS AND OTHER RIGHTS

The Offer is made only for MOSAID Shares and is not made for any Options or other rights (other than SRP Rights) to acquire MOSAID Shares. Any holder of Options or other rights (other than SRP Rights) to acquire MOSAID Shares who wishes to accept the Offer should, subject to and to the extent permitted by the terms of the Option Plan, the terms of any agreement governing such Options or other rights and applicable Law, exercise or convert such Options or other rights in order to obtain certificates representing MOSAID Shares and deposit the MOSAID Shares in accordance with the Offer. See Section 1 of the Offer to Purchase, the “Offer”. Any such exercise or conversion must be completed sufficiently in advance of the Expiry Time to assure the holder of such Options or other rights to acquire MOSAID Shares that the holder will have certificates representing the MOSAID Shares received on such exercise or conversion available for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures described under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer to Purchase.

The tax consequences to holders of Options of exercising their Options are not described in either Section 17 of the Circular, “Principal Canadian Federal Income Tax Considerations” or in Section 18 of the Circular, “United States Federal Income Tax Considerations”. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or convert their Options.

FORWARD LOOKING STATEMENTS

Certain statements contained in the Offer and Circular under “Purpose of the Offer”, “Plans for MOSAID”, “Sources of Funds” and “Acquisition of MOSAID Shares not Deposited Under the Offer”, in addition to certain statements contained elsewhere in the Prior Notice and this Notice of Extension and Variation, are “forward-looking statements”. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of WiLAN to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risk that any or all conditions of the Offer will not be satisfied. Forward-looking statements are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many of these risks and uncertainties relate to factors that are beyond WiLAN’s ability to control or estimate precisely, such as future market conditions, changes in the regulatory environment and the behaviour of other market participants. WiLAN cannot give any assurance that such forward-looking statements will prove to have been correct.

Accordingly, readers are cautioned not to place undue reliance on WiLAN’s forward-looking statements. WiLAN does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of the Offer, WiLAN or its financial or operating results or its securities.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of WiLAN or its affiliates, whether before or following the completion of the Offer, or MOSAID unless otherwise stated.

NOTICE REGARDING INFORMATION

The information concerning MOSAID contained in this Notice of Extension and Variation, including all MOSAID financial information contained herein, has been taken from or based upon publicly available documents and records on file with Canadian Securities Regulatory Authorities and other public sources available as at October 12, 2011. The information concerning MOSAID contained in the Offer and Circular, including all MOSAID financial information contained therein, was taken from or based upon publicly available documents and records on file with Canadian Securities Regulatory Authorities and other public sources available as at August 22, 2011. As of the date hereof, MOSAID has not reviewed this Notice of Extension and Variation and has not confirmed the accuracy and statements of the information in respect of MOSAID contained herein. Although WiLAN does not have any knowledge that would indicate that any statements contained herein taken from or based on such information or such documents and records are untrue or incomplete, neither WiLAN nor its directors and officers, assumes any responsibility for the accuracy or completeness of such information or the information taken from or based upon such documents and records, or for any failure by MOSAID to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to WiLAN.

REPORTING CURRENCIES

Unless otherwise indicated, all references to “$” or “dollars” in this Notice of Extension and Variation, the Offer and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery refer to Canadian dollars and all references to “US$” in this Notice of Extension and Variation and the Offer and Circular refer to United States dollars.

CURRENCY EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rate for each period indicted and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Nine Months Ended September 30		Year Ended December 31
	2011	2010	2010	2009	2008
High	1.0389	1.0778	1.0778	1.3000	1.2969
Low	0.9449	0.9961	0.9946	1.0292	0.9719
Rate at end of period	1.0389	1.0298	0.9946	1.0466	1.2246
Average rate for period	0.9781	1.0356	1.0299	1.1420	1.0660

NOTICE OF EXTENSION AND VARIATION

This Notice of Extension and Variation should be carefully read in conjunction with the Prior Notice and the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

October 13, 2011

TO:       THE SHAREHOLDERS OF MOSAID TECHNOLOGIES INCORPORATED

By notice delivered to the Depositary and Information Agent on October 13, 2011 and as set forth in this Notice of Extension and Variation, WiLAN has extended and varied its Offer dated August 23, 2011, as amended by the Prior Notice, pursuant to which WiLAN is offering to purchase all of the issued and outstanding MOSAID Shares (together with associated SRP Rights), other than any MOSAID Shares owned, directly or indirectly, by WiLAN and its affiliates and including MOSAID Shares that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of Options or other rights to acquire MOSAID Shares (other than SRP Rights) upon the terms and subject to the conditions set forth in the Offer and Circular, the Prior Notice and this Notice of Extension and Variation, to, among other things, extend the Offer until 5:00 p.m. (Eastern time) on November 1, 2011, unless further extended or withdrawn.

Except as otherwise set forth in this Notice, the terms and conditions previously set forth in the Offer and Circular, the Prior Notice, the Letter of Transmittal and the Notice of Guaranteed Delivery (the “Original Offer”) continue to be applicable in all respects and this Notice of Extension and Variation should be read in conjunction with the Original Offer.  Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Original Offer.  Unless the context otherwise requires, all references to the “Offer”, the “Circular” and the “Offer to Purchase” in the Original Offer and this Notice of Extension and Variation mean the “Offer”, the “Circular” and the “Offer to Purchase”, as amended by the Prior Notice and this Notice of Extension and Variation.

1.	Extension of the Offer

As a result of the OSC Order (as defined under the heading “Recent Developments – MOSAID’s Shareholder Rights Plan” below), WiLAN has extended the expiry time of the Original Offer from 5:00 p.m. (Eastern time) on October 14, 2011 to 5:00 p.m. (Eastern time) on November 1, 2011, unless WiLAN further extends the period during which the Offer is open for acceptance pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”.  Accordingly, the definition of the term “Expiry Time” in the Original Offer is deleted in its entirety and replaced by the following definition:

“Expiry Time” means 5:00 p.m. (Eastern time) on November 1, 2011, unless the Offer is withdrawn or is extended (pursuant to Section 5 of the Offer to Purchase, “Extension, Variation or Change in the Offer”), in which case the Expiry Time shall mean the latest date and time on which the Offer as so extended expires;”

In addition, all references to “5:00 p.m. (Eastern time) on October 14, 2011” in the Original Offer are amended to reference “5:00 p.m. (Eastern time) on November 1, 2011” and “Expiry Date” shall mean November 1, 2011.

2.	Recent Developments

Regulatory Approvals

The Offer is subject to the condition that the Required Approvals (being the Competition Act Clearance and the HSR Act Clearance) have been received, obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated, each on terms and conditions satisfactory to WiLAN.

On October 4, 2011, WiLAN announced that (i) it had received a no-action letter from the Commissioner stating she did not intend to challenge the proposed transaction and (ii) the waiting period under the HSR Act had expired. These two events respectively satisfy the Required Approvals as set out in the Offer.

MOSAID’s Shareholder Rights Plan

On September 28, 2011, WiLAN applied to the Ontario Securities Commission (the “OSC”) requesting that the OSC promptly hold a hearing to consider cease trading MOSAID’s Shareholder Rights Plan and the SRP Rights issued thereunder.  Following the hearing of this matter by the OSC on October 12, 2011 the OSC ordered (the “OSC Order”) that the Shareholder Rights Plan be cease-traded with effect at 9:00 a.m. (Eastern time) on November 1, 2011. The OSC Order satisfies the condition of the Offer that the Shareholder Rights Plan shall have been waived, invalidated or cease-traded at the Expiry Time.

3.	Variation of the Offer

MOSAID Share Split

MOSAID, in its management information circular dated August 3, 2011 (“MOSAID’s Annual Circular”), provided notice to Shareholders that the annual and special shareholders meeting of Shareholders will be held on September 22, 2011 to consider and approve, among other items, a resolution to amend MOSAID’s articles of incorporation to divide the issued and outstanding MOSAID Shares on a two-for-one basis (the “Stock Split”).  On September 22, 2011, MOSAID announced that the Stock Split had been approved by Shareholders.

As disclosed in MOSAID’s Annual Circular, the MOSAID Board may, in its discretion, decide not to implement the Stock Split and therefore not file any amendment to MOSAID’s articles of incorporation to effect such Stock Split, even if the Stock Split is approved by Shareholders.  MOSAID’s Annual Circular further discloses that the Stock Split may be implemented, in the discretion of the MOSAID Board, at any time prior to MOSAID’s next general annual meeting of Shareholders.

To reflect the approval of the Stock Split, WiLAN is varying the Offer by adding in Section 9 of the Offer to Purchase, “Changes in Capitalization, Dividends, Distributions and Liens”, after the first paragraph, the following:

“If the Stock Split is implemented prior to the Expiry Time, the Offer price of $38.00 per MOSAID Share will automatically be divided by two.”

In addition, the “Glossary” is amended by adding the following after the definition of the term “SRP Rights”:

““Stock Split” means the amendment of MOSAID’s articles of incorporation to divide the issued and outstanding MOSAID Shares on a two-for-one basis;”

4.	Manner of Acceptance

MOSAID Shares may be deposited to the Offer in accordance with the provisions of Section 3 of the Offer to Purchase, “Manner of Acceptance”.

5.	Time for Acceptance

MOSAID Shares which have not already been deposited pursuant to the Offer may be deposited at the office of the Depositary and Information Agent shown in the Letter of Transmittal and on the last page of this Notice of Extension and Variation at or prior to 5:00 p.m. (Eastern time) on November 1, 2011, unless the Offer is further extended or withdrawn.

6.	Take-Up and Payment for Deposited MOSAID Shares

If all the conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, as amended, have been satisfied or waived by WiLAN at or prior to the Expiry Time, WiLAN will take up and pay for MOSAID Shares validly deposited under the Offer and not properly withdrawn not later than ten days after the Expiry Time. Any MOSAID Shares taken up will be paid for as soon as possible, and in any event not later than the earlier of (i) three Business Days after they are taken up and (ii) ten days after the Expiry Time. Any MOSAID Shares deposited under the Offer after the date upon which MOSAID Shares are first taken up under the Offer will be taken up and paid for not later than ten days after such deposit. See Section 6 of the Offer to Purchase, “Take-Up and Payment for Deposited MOSAID Shares”, for additional detail regarding the take-up and payment for MOSAID Shares deposited under the Offer.

7.	Withdrawal of Deposited MOSAID Shares

Except as otherwise stated in Section 7 of the Offer to Purchase, “Withdrawal of Deposited MOSAID Shares” or as otherwise required by applicable Laws, all deposits of MOSAID Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any MOSAID Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the MOSAID Shares have been taken up by WiLAN under the Offer;

(b) if the MOSAID Shares have not been paid for by WiLAN within three Business Days after having been taken up; or

(c) at any time before the expiration of ten days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer and Circular, a notice of change or a notice of variation, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of WiLAN or of an affiliate of WiLAN), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the MOSAID Shares where the Expiry Time is not extended for more than ten days or a variation consisting solely of a waiver of a condition of the Offer);

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable courts or Securities Regulatory Authorities) and only if such deposited MOSAID Shares have not been taken up by WiLAN at the date of the notice.

Withdrawals cannot be rescinded and any MOSAID Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time at or prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.

See Section 7 of the Offer to Purchase, “Withdrawal of Deposited MOSAID Shares”, for additional detail regarding the withdrawal of deposited MOSAID Shares.

8.	Amendment to Original Offer

The Original Offer shall be read as amended in order to give effect to this Notice of Extension and Variation.

9.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision, or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

10.	Directors’ Approval

The contents of this Notice of Extension and Variation have been approved, and the sending of this Notice of Extension and Variation to Shareholders and holders of Options has been authorized by the WiLAN Board.

Approval and Certificate of Wi-LAN Inc.

DATED:               October 13, 2011

The contents of this Notice of Extension and Variation have been approved, and the sending, communication or delivery thereof to the holders of common shares of MOSAID Technologies Incorporated has been authorized by the board of directors of Wi-LAN Inc. The foregoing, together with the Offer and Circular and the Prior Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular and the Prior Notice, does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

(Signed) James D. Skippen	(Signed) Shaun McEwan
Chairman and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of
Wi-LAN Inc.

(Signed) Richard Shorkey	(Signed) Jim Roche
Director	Director

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE DEPOSITARY AND INFORMATION AGENT:

Kingsdale Shareholder Services Inc.

The Exchange Tower
130 King Street West, Suite 2950
Toronto, Ontario M5X 1E2

North American Toll Free:

1-866-581-1477

Tel: 1 (416) 867-2272
E-mail: contactus@kingsdaleshareholder.com

In addition, questions and requests for assistance may be directed to Canaccord Genuity Corp. or CIBC World Markets Inc., the dealer managers for the Offer at their respective telephone numbers and locations listed below.

Canaccord Genuity Corp.	CIBC World Markets Inc.

161 Bay Street – Suite 3100, Toronto, ON M5J 2S1 Tel: 1 (416) 687-6379 Fax: 1 (416) 869-3876 Email: WILAN.OFFER@canaccordgenuity.com	161 Bay Street, 6th Floor, Toronto, ON M5J 2S8 Tel: 1 (416) 956-6926 Fax: 1 (416) 594-7226 Email: WILAN.OFFER@CIBC.com